EXHIBIT 99.1

New Found Gold Confirms At-Surface High-Grade Core in Iceberg
Excavation Channel Sampling Program

Vancouver, BC, September 25, 2025 - New Found Gold Corp. (“New Found Gold” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results of a channel sampling program at the Iceberg excavation (“Iceberg” or the “Excavation”) in the AFZ Core area on its 100%-owned Queensway Gold Project (“Queensway” or the “Project”) in Newfoundland and Labrador, Canada.

Highlights - Iceberg Channel Sampling Program1:

•	64.8 g/t Au2 over 6.71 m3 (IB-25-01-10)
•	23.9 g/t Au over 15.12 m (IB-25-01-16)
•	113 g/t Au over 2.99 m (IB-25-01-18)
•	47.4 g/t Au over 7.36 m (IB-25-01-40)
•	23.0 g/t Au over 13.74 m (IB-25-01-08)
•	117 g/t Au over 2.16 m (IB-25-01-07)

Melissa Render, President of New Found Gold stated: “Our recently completed channel sampling program has further demonstrated the continuity of at-surface, high-grade gold mineralization across 185 m of continuous exposure at Iceberg, one of the zones we have targeted for Phase I custom milling in the Queensway Preliminary Economic Assessment. The ability to map and channel sample this and other key zones at Queensway is an important step in derisking the Project. As in the drilling of Iceberg, channel sampling returned broad intervals of coarse, high-grade gold mineralization. We look forward to following up this work with detailed grade-control drilling to inform our geostatistical analysis and continuing our channel sampling program at the Lotto excavation.”

Iceberg Channel Sampling Program Summary

A 220 m by 105 m area was excavated at Iceberg in late 2024, exposing broad zones of gold-bearing quartz veins over a strike length of 185 m directly below 2.5 to 9 m of overburden. The Iceberg channel sampling program, which was conducted through mid-2025, included 964 m of channel samples at 7.5 m intervals in 45 channel lines (“channels”) (Tables 1 to 3).

This work was designed to systematically sample across the exposed surface expression of the primary high-grade domain at Iceberg. Sampling at this resolution across the bedrock surface has provided a detailed analysis of the gold grade variability across the Excavation, with the data expected to be incorporated into future mineral resource estimates (‘MRE’) at Queensway. The excavation, mapping and channel sampling of Iceberg will inform the geological and resource models with the objective of increasing confidence in resource areas that form a portion of the Phase 1 mine plan outlined in the Queensway Preliminary Economic Assessment (“PEA”) (see the New Found Gold news release dated July 21, 2025).

1 These intervals represent widths that are close to true ranging from 70% to 90% of the reported interval

2 g/t Au= grams of gold per tonne

3 m = metres

The Iceberg zone forms part of a larger gold system associated with the Keats Baseline Fault Zone (“KBFZ”), a prolific deformation corridor with an interpreted strike length of approximately 2 km and host to both the Keats and Iceberg zones

Channel sample and mapping results correlate well with the established geological and resource model, while showing local variability characteristic of a coarse free gold quartz vein system.

The highlight sample intervals of 64.8 g/t Au over 6.71 m (IB-25-01-10), 23.9 g/t Au over 15.12 m (IB-25-01-16), 47.4 g/t Au over 7.36 m (IB-25-01-40),113 g/t Au over 2.99 m (IB-25-01-18), 23.0 g/t Au over 13.74 m (IB-25-01-08), 117 g/t Au over 2.16 m (IB-25-01-07) form part of a 185 m long continuous section of the Iceberg vein (Figures 1-5) .

Figure 1: 3D plan view of the AFZ Core area.

Figure 2: Inclined plan view map of the Keats and Iceberg excavations.

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Figure 3: Plan view map of the Iceberg excavation.

Looking Ahead

New Found Gold commenced a 70,000 m drill program in May 2025, with approximately 80% of the drilling focused on the AFZ Core area and the remaining 20% focused on exploration targets outside the MRE area.

In addition to ongoing drilling, the Company will continue with its excavation program in additional near-surface zones of the AFZ Core, with the objective of validating the geological model and collecting detailed analytical information across key zones that will be part of the Phase 1 mine plan as outlined in the PEA.

Excavation and mapping of the Lotto zone (‘Lotto”) is now complete, and the detailed channel sampling program is expected to conclude shortly. The excavation has uncovered 210 m of strike along Lotto and results from this work will be released once they are available.

Following the completion of the channel sampling at Keats and Iceberg, a tightly spaced 5 m x 5 m definition drilling program is ongoing at Keats and expected to commence at Iceberg in the coming weeks.

An infill drill program covering the proposed PEA Phase 1 open pits, with the objective of converting resources from inferred to indicated, is ongoing and expected to be completed in Q4/25. Other ongoing work at Queensway includes geotechnical drilling of PEA Phase 1 pits, condemnation drilling for infrastructure and plant siting and continued exploration at AFZ Peripheral in the vicinity of the Dropkick zone. Hydrogeological drilling has commenced and is expected to conclude in Q4/25.

Table 1: Channel Result Highlights.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
IB-25-01-07	0.94	3.10	2.16	116.63	Iceberg
Including	1.78	2.50	0.72	346.99
IB-25-01-08	5.34	19.08	13.74	23.04	Iceberg
Including	7.94	8.66	0.72	13.39
Including	9.50	10.81	1.31	143.44
Including	11.74	13.42	1.68	49.92
And	34.55	50.00	15.45	2.17
IB-25-01-10	6.11	12.82	6.71	64.83	Iceberg
Including	6.57	11.96	5.39	80.22
IB-25-01-11	5.14	14.69	9.55	8.82	Iceberg
Including	6.29	6.54	0.25	240.39
And	38.41	40.60	2.19	51.70
Including	39.23	40.60	1.37	81.89
IB-25-01-12	2.15	13.93	11.78	2.20	Iceberg
Including	6.92	7.51	0.59	17.40
IB-25-01-14	4.61	11.13	6.52	16.14	Iceberg
Including	6.61	7.50	0.89	25.31
Including	9.29	10.34	1.05	65.88
IB-25-01-15	1.65	22.95	21.30	3.69	Iceberg
Including	6.42	7.66	1.24	40.83
IB-25-01-16	6.03	21.15	15.12	23.85	Iceberg
Including	7.49	9.21	1.72	151.61
Including	9.94	10.74	0.80	35.03
Including	17.74	18.26	0.52	10.77
Including	18.80	19.68	0.88	21.99
Including	20.58	21.15	0.57	16.46
IB-25-01-17	6.32	13.43	7.11	28.08	Iceberg
Including	6.70	8.12	1.42	49.52
Including	8.68	12.05	3.37	34.32
IB-25-01-18	6.65	9.64	2.99	112.50	Iceberg
Including	6.65	8.82	2.17	153.69
IB-25-01-26	12.73	15.27	2.54	33.47
Including	13.60	14.46	0.86	86.14
IB-25-01-27	11.03	15.80	4.77	16.80	Iceberg
Including	12.55	14.84	2.29	33.01
IB-25-01-38	1.98	5.97	3.99	11.41	Iceberg
Including	2.53	3.65	1.12	31.34
IB-25-01-40	1.81	9.17	7.36	47.35	Iceberg
Including	2.78	3.67	0.89	11.89
Including	5.23	6.37	1.14	285.23

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as channel thickness. Details of all 45 channel lines are included in Tables 2 and 3 below.

Figure 4: Aerial photo looking south of Iceberg and Keats excavations.

Figure 5: Photo of Iceberg vein.

Table 2: Summary of composite channel sample results reported in this news release for Iceberg.

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
IB-25-01-01	No Significant Values				Iceberg
IB-25-01-02	No Significant Values				Iceberg
IB-25-01-03	10.93	13.22	2.29	4.48	Iceberg
Including	10.93	11.78	0.85	11.83
IB-25-01-04	No Significant Values				Iceberg
IB-25-01-05	5.24	8.32	3.08	1.03	Iceberg
IB-25-01-06	1.90	4.27	2.37	1.90	Iceberg
IB-25-01-07	0.94	3.10	2.16	116.63	Iceberg
Including	1.78	2.50	0.72	346.99
And	7.12	13.41	6.29	3.32
Including	12.79	13.41	0.62	11.70
IB-25-01-08	5.34	19.08	13.74	23.04	Iceberg
Including	7.94	8.66	0.72	13.39
Including	9.50	10.81	1.31	143.44
Including	11.74	13.42	1.68	49.92
And	34.55	50.00	15.45	2.17
IB-25-01-09	7.46	15.66	8.20	2.51	Iceberg
Including	7.46	7.89	0.43	13.29
And	35.89	40.15	4.26	3.30
IB-25-01-10	6.11	12.82	6.71	64.83	Iceberg
Including	6.57	11.96	5.39	80.22
IB-25-01-11	5.14	14.69	9.55	8.82	Iceberg
Including	6.29	6.54	0.25	240.39
And	38.41	40.60	2.19	51.70
Including	39.23	40.60	1.37	81.89
IB-25-01-12	2.15	13.93	11.78	2.20	Iceberg
Including	6.92	7.51	0.59	17.40
And	18.20	22.92	4.72	1.66
IB-25-01-13	7.00	13.15	6.15	1.94	Iceberg
IB-25-01-14	4.61	11.13	6.52	16.14	Iceberg
Including	6.61	7.50	0.89	25.31
Including	9.29	10.34	1.05	65.88
And	15.44	19.94	4.50	4.44
Including	15.90	16.30	0.40	24.49
IB-25-01-15	1.65	22.95	21.30	3.69	Iceberg
Including	6.42	7.66	1.24	40.83
IB-25-01-16	6.03	21.15	15.12	23.85	Iceberg
Including	7.49	9.21	1.72	151.61
Including	9.94	10.74	0.80	35.03
Including	17.74	18.26	0.52	10.77
Including	18.80	19.68	0.88	21.99
Including	20.58	21.15	0.57	16.46
IB-25-01-17	6.32	13.43	7.11	28.08	Iceberg
Including	6.7	8.12	1.42	49.52
Including	8.68	12.05	3.37	34.32
And	18.65	20.75	2.1	1.71
IB-25-01-18	6.65	9.64	2.99	112.50	Iceberg
Including	6.65	8.82	2.17	153.69
IB-25-01-19	6.16	10.29	4.13	1.39	Iceberg
IB-25-01-20	5.51	9.26	3.75	2.65	Iceberg

IB-25-01-21	5.10	8.30	3.20	2.83	Iceberg
And	10.94	13.41	2.47	1.09
IB-25-01-22	3.42	11.10	7.68	1.13	Iceberg
IB-25-01-23	5.48	7.63	2.15	1.35	Iceberg
And	12.34	14.47	2.13	1.24
IB-25-01-24	0.00	5.40	5.40	1.79	Iceberg
And	12.50	18.70	6.20	1.63
IB-25-01-25	11.81	14.76	2.95	6.21	Iceberg
Including	12.91	13.91	1.00	12.31
IB-25-01-26	3.59	6.15	2.56	1.03	Iceberg
And	12.73	15.27	2.54	33.47
Including	13.60	14.46	0.86	86.14
IB-25-01-27	11.03	15.80	4.77	16.80	Iceberg
Including	12.55	14.84	2.29	33.01
IB-25-01-28	No Significant Values				Iceberg
IB-25-01-29	No Significant Values				Iceberg
IB-25-01-30	No Significant Values				Iceberg
IB-25-01-31	No Significant Values				Iceberg
IB-25-01-32	No Significant Values				Iceberg
IB-25-01-33	No Significant Values				Iceberg
IB-25-01-34	0.31	5.86	5.55	3.70	Iceberg
Including	5.18	5.86	0.68	22.34
IB-25-01-35	19.72	24.22	4.50	1.66	Iceberg
IB-25-01-36	No Significant Values				Iceberg
IB-25-01-37	No Significant Values				Iceberg
IB-25-01-38	1.98	5.97	3.99	11.41	Iceberg
Including	2.53	3.65	1.12	31.34
IB-25-01-39	0.00	8.98	8.98	2.78	Iceberg
IB-25-01-40	1.81	9.17	7.36	47.35	Iceberg
Including	2.78	3.67	0.89	11.89
Including	5.23	6.37	1.14	285.23
IB-25-01-41	0.00	6.85	6.85	6.25	Iceberg
Including	4.91	5.37	0.46	12.40
Including	6.20	6.85	0.65	46.35
IB-25-01-42	0.86	3.00	2.14	1.03	Iceberg
IB-25-01-43	0.00	3.35	3.35	1.86	Iceberg
IB-25-01-44	No Significant Values				Iceberg
IB-25-01-45	No Significant Values				Iceberg

Note that the host structures are interpreted to be moderately to steeply dipping and true widths are generally estimated to be 70% to 90% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed in drill core which could result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2 m with a maximum of 4 m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as channel thickness.

Table 3: Details of channel lines reported in this news release.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N	Zone
IB-25-01-01	119	2	6.50	658334	5427756	Iceberg
IB-25-01-02	120	1	15.81	658336	5427764	Iceberg
IB-25-01-03	120	2	13.93	658338	5427771	Iceberg
IB-25-01-04	120	6	12.94	658343	5427777	Iceberg
IB-25-01-05	120	14	13.63	658347	5427783	Iceberg
IB-25-01-06	120	10	15.61	658352	5427789	Iceberg
IB-25-01-07	120	9	13.98	658357	5427795	Iceberg
IB-25-01-08	120	9	50.00	658358	5427803	Iceberg
IB-25-01-09	120	9	49.96	658362	5427809	Iceberg
IB-25-01-10	120	7	46.94	658368	5427814	Iceberg
IB-25-01-11	120	6	43.64	658375	5427819	Iceberg
IB-25-01-12	120	6	39.74	658381	5427824	Iceberg
IB-25-01-13	120	5	35.54	658388	5427829	Iceberg
IB-25-01-14	120	5	35.80	658395	5427834	Iceberg
IB-25-01-15	120	5	34.79	658402	5427838	Iceberg
IB-25-01-16	120	6	33.77	658410	5427842	Iceberg
IB-25-01-17	120	6	31.61	658418	5427846	Iceberg
IB-25-01-18	120	8	27.02	658427	5427850	Iceberg
IB-25-01-19	120	10	23.35	658436	5427853	Iceberg
IB-25-01-20	120	7	22.64	658444	5427857	Iceberg
IB-25-01-21	120	4	22.34	658450	5427862	Iceberg
IB-25-01-22	120	3	22.01	658456	5427868	Iceberg
IB-25-01-23	120	3	21.31	658462	5427873	Iceberg
IB-25-01-24	120	0	22.68	658468	5427878	Iceberg
IB-25-01-25	120	7	28.89	658474	5427883	Iceberg
IB-25-01-26	120	8	25.95	658480	5427888	Iceberg
IB-25-01-27	120	5	22.77	658486	5427894	Iceberg
IB-25-01-28	120	21	8.12	658383	5427858	Iceberg
IB-25-01-29	120	13	12.55	658387	5427864	Iceberg
IB-25-01-30	120	14	12.45	658395	5427868	Iceberg
IB-25-01-31	120	13	12.04	658402	5427873	Iceberg
IB-25-01-32	120	10	11.69	658409	5427877	Iceberg
IB-25-01-33	120	8	19.35	658410	5427886	Iceberg
IB-25-01-34	120	5	24.26	658413	5427893	Iceberg
IB-25-01-35	120	6	26.46	658428	5427892	Iceberg
IB-25-01-36	120	4	13.81	658435	5427897	Iceberg
IB-25-01-37	120	-2	14.61	658439	5427903	Iceberg
IB-25-01-38	120	6	6.71	658341	5427765	Iceberg
IB-25-01-39	120	3	22.05	658393	5427814	Iceberg
IB-25-01-40	120	5	15.67	658405	5427825	Iceberg
IB-25-01-41	120	6	8.15	658419	5427833	Iceberg
IB-25-01-42	120	11	8.40	658469	5427865	Iceberg
IB-25-01-43	119	10	5.03	658476	5427891	Iceberg
IB-25-01-44	120	22	6.92	658381	5427850	Iceberg
IB-25-01-45	119	5	2.89	658399	5427874	Iceberg

Sampling, Sub-sampling, and Laboratory

All channel samples are collected directly from the bedrock.

A geologist examines the bedrock and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 m and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the channel along the cut line, producing two lines 5 cm apart and approximately 6-8 cm deep. The sample is removed from the bedrock and placed into sample bags. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found Gold has submitted channel samples for gold determination photon assay or screened metallic at ALS in Thunder Bay, Ontario. ALS is an ISO-17025 accredited laboratory for the photon assay and screened metallic methods.

Samples submitted to ALS received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays are greater than 0.8 g/t Au, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

For samples which returned values >350 g/t Au, the samples were submitted for screen metallic. All jars were analysed, with results combined as a weighted average. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed with a gravimetric finish.

Channel sample design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found Gold’s quality control protocols.

New Found Gold’s quality control program also includes submission of a duplicate channel for 2% of the channel sample intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Melissa Render, P. Geo., President, and a Qualified Person as defined under National Instrument 43-101. Ms. Render consents to the publication of this press release, by New Found Gold. Ms. Render certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found Gold is a well-financed advanced-stage exploration company that holds a 100% interest in Queensway, located in Newfoundland and Labrador, a Tier 1 jurisdiction with excellent infrastructure and a skilled local workforce.

The Company has completed a PEA at Queensway (see New Found Gold news release dated July 21, 2025).

Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential of the Project that covers a +110 km strike extent along two prospective fault zones.

On September 5, 2025 the Company announced it had entered into a definitive agreement with Maritime Resources Corp. to acquire all of the outstanding and issued shares that it does not already own (see news release dated September 5, 2025). On September 8, 2025, the Company announced it had entered into a Property Purchase Agreement with Exploits Discover Corp. that would provide New Found Gold with a 100% interest in certain mineral claims in Newfoundland and Labrador held by Exploits (the “Claims”) (see news release dated September 8, 2025). The Claims adjoin New Found Gold’s Queensway and would increase the size of the Project by up to 33%, to a total of 234,050 hectares.

New Found Gold has a new management team in place, a solid shareholder base, which includes an approximately 23.1% holding by Eric Sprott, and is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold, please visit the Company’s website at www.newfoundgold.ca, contact us through our investor inquiry form at https://newfoundgold.ca/contact/ or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 910-4653

Email: contact@newfoundgold.ca

Follow us on social media at https://www.linkedin.com/company/newfound-gold-corp https://x.com/newfoundgold

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including relating to the results of the channel sampling program at Iceberg and the interpretation and use of such results; expected following up work related to the channel sampling program; future exploration and the objectives and timing thereof, including future drilling and excavation; exploration, drilling and mineralization at Queensway; the extent of mineralization and the discovery of zones of high-grade gold mineralization; the potential conversion of mineral resources; custom milling; the transactions with Maritime Resources Corp. and Exploits Discovery Corp. (the “Transactions”) and the merits and advantages of such Transactions; focus on growth and value creation; and the merits of Queensway. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “encouraging”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company’s ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, risks associated with obtaining the required approvals for the Transactions and satisfying the other conditions to the Transactions, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company’s business and prospects. The reader is urged to refer to the Company’s Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.